[Reference Translation]

August 20, 2014

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

Akio Toyoda, President

(Code Number: 7203

Securities exchanges throughout Japan)

Name and Title of Contact Person:

Hiroshi Nishida, Project General Manager,

Accounting Division

(Telephone Number: 0565-28-2121)

Notice Concerning Disposition of Treasury Stock by way of

Third-party Allotment

Toyota Motor Corporation (“TMC”) resolved at a meeting of the board of directors held on August 20, 2014 the terms of the disposition of treasury stock by way of third-party allotment, which disposition was resolved, subject to the approval at the ordinary general shareholders’ meeting in June 2014, at the meeting of the board of directors on March 26, 2014. The delegation to the board of directors of the power to decide the terms of such disposition was approved, pursuant to Articles 199 and 200 of the Corporation Law, at the ordinary general shareholders’ meeting held on June 17, 2014.

Details

1.	Outline of disposition

(1) Number of shares to be disposed	30,000,000 common shares

(2) Price of disposition	1 JPY per share

(3) Amount of proceeds	30,000,000 JPY

(4) Method of offering or disposition	Disposition by way of third-party allotment

(5) Subscriber	Japan Trustee Services Bank, Ltd., TOYOTA MOBILITY FOUNDATION Account (sub-trustee, with Sumitomo Mitsui Trust Bank, Limited as trustee)

(6) Date of disposition	September 18, 2014

(7) Other	The delegation to the board of directors of the power to decide the terms of the disposition of treasury stock was approved, pursuant to Articles 199 and 200 of the Corporation Law, at the ordinary general shareholders’ meeting held on June 17, 2014.

2.	Purpose and reason for disposition

TMC resolved at a meeting of its board of directors held on March 26, 2014 to establish TOYOTA MOBILITY FOUNDATION, a General Incorporated Foundation (the “Foundation”).

Since our incorporation, we have conducted business based on our basic philosophy of contributing to “building a better society through cars,” and we have responded to social issues in various regions through social contribution activities such as environmental protection, traffic safety and human resource development focusing on the monozukuri spirit of conscientious manufacturing.

We believe that the Foundation, with the mission of contributing to “building a better mobility society,” will play a role in integrating the efforts toward “better communities and better societies” that enrich people’s lives by promoting the activities of NPOs and research institutions globally and stably, with a focus on contributing to the public interest in areas relating to our business.

In order for the Foundation to conduct its business activities, TMC will establish a trust (the “Trust”) with Sumitomo Mitsui Trust Bank, Limited as trustee, Japan Trustee Services Bank, Ltd. (TOYOTA MOBILITY FOUNDATION Account) as sub-trustee and the Foundation as beneficiary. The Trust will subscribe to purchase shares of our stock. The Trust will pay trust proceeds earned from dividends, etc. on our stock to the Foundation, and the Foundation will fund its activities based on such trust proceeds.

The disposition of our treasury stock will be made to the Trust, which is being established to provide funding for activities of the Foundation.

3.	Amount of proceeds, use of proceeds and expected timing of spending

(1)	Amount of proceeds

(1)	Total amount to be paid in	30,000,000 JPY
(2)	Estimated amount of expenses relating to the offering	1,000,000 JPY
(3)	Estimated net proceeds	29,000,000 JPY

(Note)	Estimated amount of expenses relating to the offering does not include consumption tax, etc. The estimated amount of expenses relating to the offering is expected to mainly consist of attorneys’ fees.

(2)	Use of proceeds

The full amount of the above-stated estimated net proceeds is to be applied towards the costs relating to the establishment of the Foundation on or after the date of payment.

4.	Reasonableness of use of proceeds

The proceeds will be applied to expenses, such as attorneys’ fees, incurred in connection with considering the establishment of the Foundation. Each of those expenses is necessary for the establishment of the Foundation, and in light of the Foundation’s activities, etc., we believe that our use of proceeds is reasonable.

5.	Reasonableness of terms of disposition, etc.

(1)	Basis of calculation of the amount to be paid in and specific details of the amount

We believe that the Foundation, with the mission of contributing to “building a better mobility society,” will play a role in integrating the efforts toward “better communities and better societies” that enrich people’s lives by promoting the activities of NPOs and research institutions globally and stably, with a focus on contributing to the public interest in areas relating to our business. Furthermore, the Foundation is expected to continuously carry out multiple programs, such as the resolution of disparities in mobility and the development of the automobile industry in developing or underdeveloped countries, and activities such as the research of cutting-edge technology or systems in developed countries, over several years based on dividends on our stock. We believe that these social contribution activities will advance TMC’s interest in the medium- to long-term. Also, the disposition of treasury stock is for the purpose of funding the activities of the Foundation, and the amount of proceeds will be allocated to the costs relating to the establishment of the Foundation as described in 3.(2) above. Therefore, we believe that the price of disposition of 1 yen per share is reasonable. In addition, since the disposition of treasury stock qualifies as an offering at a favorable price to the Foundation, the delegation to the board of directors of the power to decide the terms of the disposition of treasury stock was proposed, pursuant to Articles 199 and 200 of the Corporation Law, and approved at the ordinary general shareholders’ meeting held on June 17, 2014.

(2)	Basis of decision that the number of shares to be disposed and extent of dilution of shares is reasonable

Through the Foundation, we aim to make an impact on society and expect to continuously carry out multiple programs over several years, such as the resolution of disparities in mobility and the development of the automobile industry in developing or underdeveloped countries and activities such as the research of cutting-edge technology or systems in developed countries. We believe that the number of shares to be disposed, which will fund the activities of the Foundation, is at a reasonable size to implement such multiple programs concurrently and stably. Moreover, since, under the structure of the Trust, it is not currently expected that large amounts of the treasury stock to be disposed will be sold into the market, and thus the impact on the secondary market triggered by the disposition of treasury stock will be small, we believe that the number of shares to be disposed is at a reasonable level.

In addition to the above, since the extent of dilution of our shares triggered by the disposition of treasury stock is small, representing 0.88% (rounded to the second decimal place) of the total number of issued shares, and since we are implementing measures to mitigate the dilution of our shares, namely the planned repurchase of shares of our common stock in a number that exceeds the number of treasury stock to be disposed and actual repurchase in accordance with such plan (as previously announced on June 17, 2014 (“Notice Concerning the Determination of Matters Relating to the Repurchase of Shares of our Common Stock”), August 4, 2014 (“Notice Concerning the Status of the Repurchase of Shares of our Common Stock”) and August 8, 2014 (“Notice Concerning the Status of the Repurchase of Shares of our Common Stock”)), we determined that the extent of dilution of shares will be reasonable.

6.	Reason for selection of the subscriber, etc.

(1)	Outline of the subscriber

	Name

Japan Trustee Services Bank, Ltd. (TOYOTA MOBILITY FOUNDATION Account)

‚	Outline of the trust agreement

Settlor	Toyota Motor Corporation

Trustee	Sumitomo Mitsui Trust Bank, Limited Japan Trustee Services Bank, Ltd. (TOYOTA MOBILITY FOUNDATION Account) will be a sub-trustee under this trust agreement.

Beneficiary	TOYOTA MOBILITY FOUNDATION, a General Incorporated Foundation

Date of agreement (expected)	September 11, 2014

Term of trust (expected)	From September 11, 2014 to September 30, 2017

Purpose of trust	To put into effect social contribution activities by delivering dividends on the common shares of the settlor to the beneficiary as trust proceeds.

ƒ	Outline of the subscriber

(1) Name	Japan Trustee Services Bank, Ltd.

(2) Address	1-8-11 Harumi, Chuo-ku, Tokyo

(3) Name and title of representative	Hiroaki Okuno, President and Representative Director

(4) Description of business	Securities processing business and trust and banking services related to securities processing

(5) Stated capital	51,000,000,000 JPY

(6) Date of establishment	June 20, 2000

(7) Number of shares issued and outstanding	1,020,000 shares

(8) Fiscal year-end	March 31

(9) Number of employees	926 (consolidated)

(10) Main business partners	Corporations and financial institutions

(11) Main banks	-

(12) Major shareholders and shareholding ratio	Sumitomo Mitsui Trust Holdings, Inc.: 66.66% Resona Bank, Limited: 33.33%

(13) Relationship between the parties

Capital relationship	The subscriber holds 331,408,930 shares of our common stock

Personnel relationship	Not applicable

Business relationship	Not applicable

Applicability as related party	Not applicable

(14) Operating results and financial conditions for the last three years (unit: millions of yen, except as noted otherwise)

Fiscal year	March 2012	March 2013	March 2014
Total equity	57,761	58,038	58,266
Total assets	993,955	1,319,185	1,728,321
Total equity per share (JPY)	56,628.76	56,900.74	57,124.36
Ordinary income	28,692	30,910	27,344

Ordinary profit	1,054	2,100	740
Net income	574	523	429
Net income per share (JPY)	563.54	513.71	420.68
Dividends per share (JPY)	230	210	170

We have confirmed that neither the trustee nor the sub-trustee has any relationship with organized crime groups, etc. (A “Confirmation that the subscriber has no relationship with organized crime groups” has been submitted.)

(2)	Reason for selecting the subscriber

In order to achieve the purposes described under “2. Purpose and reason for disposition” above, we determined that Sumitomo Mitsui Trust Bank, Limited was most suitable due to its abundant track record and experience, and selected the Trust, the trustee of which will be Sumitomo Mitsui Trust Bank, Limited and the sub-trustee of which will be Japan Trustee Services Bank, Ltd. (TOYOTA MOBILITY FOUNDATION Account), to be the subscriber.

(3)	Subscriber’s shareholding policy

Pursuant to the trust agreement to be executed in the future, except where it is determined that achieving the purpose of the Trust, namely to maintain the Foundation as beneficiary, is difficult, the Trust will continue to hold the shares to be disposed.

In the event that the Trust is terminated, the trust property will be delivered to the Foundation, as the beneficiary of the Trust, as is.

Furthermore, with respect to the voting rights of the shares to be held by the Trust following the disposition of treasury stock, Sumitomo Mitsui Trust Bank, Limited, as an outside third party, will exercise such rights with an emphasis on the long-term improvement of corporate value based on the perspective of ensuring stable dividends that will fund the activities of the Foundation as beneficiary of the Trust.

We have obtained the informal consent of Japan Trustee Services Bank, Ltd. (TOYOTA MOBILITY FOUNDATION Account), the planned subscriber to the shares being disposed, (i) that if all or some of the disposed shares are transferred within 2 years after the date of payment, the names and addresses of the transferees, number of shares transferred, date of transfer, transfer price, reason for transfer and method of transfer, etc. will be immediately reported to TMC in writing, (ii) that TMC will report the details of such report to the Tokyo Stock Exchange and (iii) that the details of such report will be made publicly available.

(4)	Details regarding existence of assets necessary for the payment by the subscriber

Japan Trustee Services Bank, Ltd. (TOYOTA MOBILITY FOUNDATION Account), as the planned subscriber to the shares being disposed, is expected to make a cash payment with the trust property of the Trust (includes the 6,000,000 JPY to be entrusted by Denso Corporation and Toyota Tsusho Corporation, in addition to the initial 24,000,000 JPY to be entrusted by TMC), which is to be established by TMC.

7.	Principal shareholders and share-holding ratio after the disposition

Before the disposition (as of March 31, 2014)		After the disposition
Japan Trustee Services Bank, Ltd.	9.61%	Japan Trustee Services Bank, Ltd.	9.70%
Toyota Industries Corporation	6.48%	Toyota Industries Corporation	6.54%
The Master Trust Bank of Japan, Ltd.	5.27%	The Master Trust Bank of Japan, Ltd.	5.32%
State Street Bank and Trust Company (Standing Proxy, Mizuho Bank, Ltd. Settlement & Clearing Services Division)	3.72%	State Street Bank and Trust Company (Standing Proxy, Mizuho Bank, Ltd. Settlement & Clearing Services Division)	3.75%
Nippon Life Insurance Company	3.55%	Nippon Life Insurance Company	3.58%
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders (Standing Proxy, Sumitomo Mitsui Banking Corporation)	2.42%	The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders (Standing Proxy, Sumitomo Mitsui Banking Corporation)	2.44%
Trust & Custody Services Bank, Ltd.	2.05%	Trust & Custody Services Bank, Ltd.	2.07%
DENSO CORPORATION	2.02%	DENSO CORPORATION	2.03%
Mitsui Sumitomo Insurance Company, Limited	1.92%	Mitsui Sumitomo Insurance Company, Limited	1.93%
State Street Bank and Trust Company (Standing Proxy, The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	1.60%	State Street Bank and Trust Company (Standing Proxy, The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	1.62%

(Note 1) The above figures represent the percentage of the total number of issued shares.

(Note 2) The principal shareholders and share-holding ratio after the disposition is based on the list of shareholders as of March 31, 2014, taking into account only the change in number of shares resulting from the disposition of treasury stock described herein and the reduction in number of shares resulting from the cancellation of treasury stock carried out on June 30, 2014.

(Note 3) The number of shares owned by Japan Trustee Services Bank, Ltd. does not include the number of shares owned by Japan Trustee Services Bank, Ltd. (TOYOTA MOBILITY FOUNDATION Account). While the number of shares owned by Japan Trustee Services Bank, Ltd. (TOYOTA MOBILITY FOUNDATION Account) will increase as a result of the disposition of treasury stock described herein, the amount of such increase is not included in the number of shares owned by Japan Trustee Services Bank, Ltd.

8.	Future prospect

We expect that the impact on our future results will be immaterial. To the extent any disclosable matters arise in the future, we plan to make the appropriate disclosure.

9.	Procedures under the corporate code of conduct

Because the dilution ratio is less than 25% and there is no change to a controlling shareholder, there is no need to obtain an opinion from an independent third party, or to follow the procedures for confirming the intent of shareholders, pursuant to Article 432 of the Securities Listing Regulations established by Tokyo Stock Exchange.

10.	Results of operations and status of equity finance for the last three years

(1)	Results of operations for the last three years (consolidated)

	Fiscal year ended March 31, 2012	Fiscal year ended March 31, 2013	Fiscal year ended March 31, 2014
Net revenues	18,583,653 million JPY	22,064,192 million JPY	25,691,911 million JPY
Operating income	355,627 million JPY	1,320,888 million JPY	2,292,112 million JPY
Income before income taxes and equity in earnings of affiliated companies	432,873 million JPY	1,403,649 million JPY	2,441,080 million JPY
Net income	283,559 million JPY	962,163 million JPY	1,823,119 million JPY
Net income per share	90.21 JPY	303.82 JPY	575.30 JPY
Dividends per share	50 JPY per year	90 JPY per year	165 JPY per year
Shareholders’ equity per share	3,331.51 JPY	3,835.30 JPY	4,564.74 JPY

(2)	Recent share price

	Status over the last three years

	Fiscal year ended March 31, 2012	Fiscal year ended March 31, 2013	Fiscal year ended March 31, 2014
Opening price	3,355 JPY	3,605 JPY	4,895 JPY
High price	3,635 JPY	5,050 JPY	6,760 JPY
Low price	2,330 JPY	2,795 JPY	4,610 JPY
Closing price	3,570 JPY	4,860 JPY	5,826 JPY

‚	Status over the last six months

2014
	February	March	April	May	June	July
Opening price	5,880 JPY	5,793 JPY	5,839 JPY	5,577 JPY	5,779 JPY	6,100 JPY
High price	6,045 JPY	5,955 JPY	5,906 JPY	5,761 JPY	6,090 JPY	6,221 JPY
Low price	5,500 JPY	5,415 JPY	5,205 JPY	5,376 JPY	5,771 JPY	5,926 JPY
Closing price	5,839 JPY	5,826 JPY	5,516 JPY	5,761 JPY	6,084 JPY	6,137 JPY

ƒ	Share price as of the business day immediately before the date of resolution of the disposition of treasury stock

August 19, 2014
Opening price	5,980JPY
High price	5,994JPY
Low price	5,967JPY
Closing price	5,985JPY

(3)	Status of equity finance over the last three years

Not applicable.